                                                                     Exhibit 1.1

LUSCAR ENERGY PARTNERSHIP

LEP POSTS $42 MILLION EBITDA FOR THE FIRST QUARTER OF 2005

TORONTO, ONTARIO, APRIL 26, 2005. Luscar Energy Partnership (LEP) today released the following report on the first quarter ended March 31, 2005.

FIRST QUARTER 2005 HIGHLIGHTS

     -    Record operating margin(1) of $42.5 million

     -    Record production of 10.2 million tonnes

     -    EBITDA(1) of $42.0 million

     - Net cash from operating activities after capital expenditures (1) of $6.3 million

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis of financial results of LEP for the quarter ended March 31, 2005 should be read in conjunction with the consolidated financial statements and related notes contained in this interim report and our management discussion and analysis and the annual audited consolidated financial statements and related notes contained in LEP's Form 20-F, filed June 30, 2004, with the United States Securities and Exchange Commission (SEC). As of December 31, 2004, the consolidated financial statements of LEP contained three years of results of LCL operations; thus, LEP's SEC reporting will no longer include the financial statements of LCL. The quarterly information provided herein is unaudited. All amounts are in Canadian dollars unless otherwise stated and sales volumes are in metric units.

REVIEW OF LUSCAR ENERGY PARTNERSHIP RESULTS

                                                             THREE MONTHS ENDED
                                                                 MARCH 31,
                                                            -------------------
                                                              2005       2004
                                                            --------   --------
(in thousands of Canadian dollars)
Revenue                                                     $125,762   $126,486
Cost of sales                                                 83,307     87,910
                                                            --------   --------
OPERATING MARGIN (1)                                          42,455     38,576
Selling, general and administrative expenses                   2,859      4,055
Other income                                                  (2,356)    (1,632)
                                                            --------   --------
EBITDA (1)                                                    41,952     36,153
Depreciation and amortization                                 26,556     24,593
Asset retirement obligations accretion                         1,742      1,819
Interest expense                                               9,264     11,726
Foreign currency translation loss                              1,489      4,978
                                                            --------   --------
Earnings (loss) before taxes                                $  2,901   $ (6,963)
                                                            --------   --------
NET EARNINGS                                                $  7,798   $ 10,525
                                                            ========   ========

1) Operating margin, EBITDA and net cash from operating activities after capital expenditures do not have any standardized meaning prescribed by Canadian generally accepted accounting principles and are therefore unlikely to be comparable with similar measures presented by other issuers. Operating margin is defined as revenue less cost of sales. Operating margin has been used to measure performance of the mines. EBITDA is defined as revenue less cost of sales, selling, general and administrative costs, plus other income. EBITDA has been disclosed in order to provide an indication of revenue less cash operating expenses. Net cash from operating activities after capital expenditures has been disclosed in order to provide an indication of cash generated by operating activities less capital expenditures.

We recorded EBITDA(1) of $42.0 million during the first quarter of 2005, an increase of $5.8 million over EBITDA(1) during the same period last year First quarter EBITDA(1) was a record and was 4% higher than the previous record set in the final quarter of 2004, adjusted to exclude the one-time gain on the settlement of the promissory note, of $40.5 million. There were no significant one-time items included in EBITDA(1) during the first quarter of 2005.

Operating margin(1) for the first quarter of 2005 was a record $42.5 million, 6% above the record achieved during the fourth quarter of 2004. Margins(1) at the mine mouth operations were $3.9 million higher than the same period last year due to improved operating margin at the Boundary Dam mine where we had the benefit of efficiencies and higher on stream time for our draglines. Operating margin(1) from export thermal coal sales was $0.5 million higher in the first quarter compared to the same quarter last year when a $0.5 million loss related to the suspension of operations at the Obed Mountain mine occurred. This was partially offset by lower margins at the contract mining operations as a result of delayed deliveries. Selling, general and administration costs of $2.9 million were $1.2 million lower than the same period last year as benefits from corporate efficiencies were realized. Other income was $2.4 million compared to $1.6 million in the same period last year as a result of higher gains on the disposal of fixed assets and gains in pension plan assets during the first quarter of 2005.

We recorded 2005 first quarter net earnings of $7.8 million in comparison with $10.5 million during the first quarter of 2004 as the increased EBITDA(1) was largely offset by lower income tax recoveries. The province of Alberta substantially enacted a reduction in corporate tax rates by 1% effective April 1, 2004 which led to a $9.2 million recovery of future income taxes during the first quarter of 2004. First quarter 2005 depreciation, amortization and accretion were $1.9 million higher than the same period last year due to increased capital spending. During the quarter, we reported a foreign currency translation loss of $1.5 million as a result of the weakening Canadian dollar compared to a loss of $5.0 million in the first quarter last year. Foreign currency translation gains and losses are primarily non-cash and primarily relate to our US$275 million 9.75% senior notes. Interest expense of $9.3 million was $2.5 million lower than the prior year as a result of the retirement of a promissory note during the fourth quarter of 2004 and lower interest on the senior notes due to a relatively stronger Canadian dollar when compared to the first quarter of 2004.

                                                              THREE MONTHS ENDED
                                                                   MARCH 31,
                                                              ------------------
                                                                 2005    2004
                                                                -----   ------
COAL SHIPMENTS (in thousands of tonnes)
Mine-mouth                                                      5,681    5,483
Contract mining                                                 3,523    3,781
Other thermal                                                     717      847
                                                                -----   ------
                                                                9,921   10,111
                                                                =====   ======

We shipped 9.9 million tonnes during the quarter compared with 10.1 million tonnes in the same quarter last year. Higher shipments from our mine mouth operations were largely offset by delayed deliveries at the contract mining operations and the other thermal operations. Delayed deliveries at the other thermal operations were impacted by reduced rail service. The rail service provider has indicated that it is adding sufficient coal carrying capacity to address forecast shipment levels from the mines that it serves. We anticipate that the Coal Valley mine rail freight rates for the year commencing April 1, 2005 will be finalized by the end of May.

                                                              THREE MONTHS ENDED
                                                                   MARCH 31,
                                                              ------------------
                                                                 2005     2004
                                                                ------   ------
(in Canadian dollars per tonne except for capital
expenditures, which are in thousands of Canadian dollars)

Realized price                                                  $12.68   $12.51
Cost of sales                                                     8.40     8.69
                                                                ------   ------
Operating margin(1)                                             $ 4.28   $ 3.82
Capital expenditures                                            $2,609   $1,520

For the first quarter of 2005, the average realized price of coal was higher than the prior year period due to higher royalty revenue.

For the first quarter of 2005, the average cost of sales per tonne decreased due to lower operating costs at the Boundary Dam mine where benefits from efficiencies were realized and higher on stream time for draglines. This was partially offset by higher unit production costs and delayed shipments at export thermal coal operations.

Average operating margin(1) per tonne was 12% higher during the first quarter of 2005 than the prior year period due to the higher royalty revenues and the lower operating costs at the Boundary Dam mine.

Capital expenditures of $2.6 million during the first quarter 2005 were mainly due to the Coal Valley expansion. During the first quarter we entered into capital leases for new equipment totaling $5.6 million. These were reported as additions to capital assets and long-term debt. We also entered into $5.0 million of operating leases for mine support equipment during the quarter.

OUTLOOK

A significant portion of our operating margin(1) is derived from thermal coal sales to domestic customers, principally under long-term contracts to mine-mouth power generators in western Canada, and royalty income derived from coal and potash mining operations in Alberta and Saskatchewan. The remaining operating margin(1) is derived from export sales, contract mining at the Highvale and Whitewood mines, sales of coal to Canadian utilities delivered by rail, and sales of thermal coal and char to industrial customers.

Thermal coal production, a record 38.5 million tonnes in 2004, is expected to increase to 40 million tonnes in 2005 as a result of expansions at the Coal Valley and Genesee mines. The 450 megawatts of new capacity at the Genesee power plant, which was commissioned in early 2005, will require approximately 1.2 million additional tonnes of coal in 2005. During the fourth quarter of 2004, we approved the expansion of the Coal Valley mine to 4.0 million tonnes per year, doubling its thermal coal production capacity. The mine is scheduled to be at full capacity by the second quarter of 2006. The $75.3 million project involves doubling the coal wash plant capacity and adding additional mining equipment. The expansion at Coal Valley is expected to produce an additional 1.0 million tonnes in 2005 and a further 1.0 million tonnes in 2006. The expansion is proceeding on schedule and on budget.

Capital expenditures are expected to be approximately $48 million in 2005. In addition, equipment worth approximately $25 million is expected to be acquired through capital leases. We also expect to acquire approximately $32 million in assets under operating leases.

As part of the thermal asset acquisition in 2003, we acquired the mineral rights near Bow City, Alberta along with engineering and environmental studies. We are moving the project forward towards regulatory approval. In order to facilitate the potential submission of an application to provincial regulatory authorities in the spring of 2006, forecast spending in 2005 and 2006 is expected to be approximately $7.0 million. The field work is progressing and is expected to be completed in 2005. Public reference documents relating to the Bow City Project were released in January 2005.

Work is continuing on an applied research project to develop the process technology required to beneficiate and gasify our coal. Alberta Energy Research Institute is providing a portion of the funding for the project.

Cash flow from operations is expected to be sufficient to meet our existing and ongoing contractual obligations and commitments.

LIQUIDITY AND CAPITAL RESOURCES

Our operating activities, generating net cash, including changes in non-cash working capital, of $8.9 million during the quarter, were essentially equal to the same period last year. Higher cash from operating activities as a result of higher EBITDA(1) was offset by cash used for working capital of $18.8 million compared to $8.7 million used in the same period last year due to timing of working capital transactions.

Since December 31, 2004, accounts receivable have increased by $4.7 million to $56.9 million due to timing of cash receipts. Inventory increased by $8.5 million to $48.5 million since December 31, 2004. Delayed shipments at the Coal Valley mine during the quarter resulted in an increase in coal inventory at March 31, 2005. Accounts payable decreased by $10.8 million from $41.2 million due to timing of expenditures. The current portion of asset retirement obligations of $17.6 million includes projected spending and gains on the settlement of asset retirement obligations. This decrease of $6.0 million due to changes in the timing of projected gains on the settlement of asset retirement obligations, while projected reclamation spending remains constant.

Cash distributions of $4.0 million were made to the partners during the quarter. No distributions were made to partners in the prior period.

Long-term debt, including the current portion, was $368.4 million on March 31, 2005, an increase of $5.5 million since December 31, 2004, primarily due to the addition of new capital leases related to the mine support equipment agreement.

SUPPLEMENTARY DISCLOSURES

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements requires us to estimate the effect of various matters that are inherently uncertain as of the date of the interim financial statements. Each of these required estimates varies in regard to the level of judgment involved and its potential impact on our reported financial results. Estimates are deemed critical when a different estimate could have reasonably been used or where changes in the estimate are reasonably likely to occur from period to period, and would materially impact our financial condition, changes in financial condition or results of operations. Our significant accounting policies are discussed in note 2 of the notes to the consolidated financial statements. Critical estimates inherent in these accounting policies are discussed in the following paragraphs.

Capital assets

Capital assets comprise the largest component of our assets and as such the capitalization of costs, the determination of estimated recoverable amounts and the amortization of these costs have a significant effect on our financial statements. Proven and probable reserves are determined based on internal evaluations by qualified persons. The estimate of these reserves may change based on additional knowledge gained subsequent to the initial assessment. This may include results from the reconciliation of actual production data against the original reserve estimates, or the impact of economic factors such as changes in the price of coal or the cost of components of production. A change in the original estimate of reserves would result in a change in the rate of amortization of the related assets or could result in impairment of the assets resulting in a write down.

Other assets

Deferred financing costs are expenditures incurred to arrange credit facilities. These costs are deferred and amortized on a straight-line basis over the period to maturity of the related debt.

Deferred project development costs include costs that are necessary in the development of a potential acquisition or construction project. The appropriateness of the carrying value of these costs is evaluated each reporting period, and any unrecoverable amounts of capitalized costs for projects no longer likely to occur are charged to expense in the current period.

Other assets also include investments and other assets which include real estate properties, prepaid royalties and amounts recoverable from domestic customers in future years.

Accounts receivable

Eight of our mines derive substantially all of their revenue from single customers or groups of affiliated customers. The loss of one or more of these customers could potentially result in the closure of the respective mine, the loss of the mining contract or, in some cases, the sale of the mine to the customer.

Management reviews the collectibility of accounts receivable on a regular basis and records an allowance for doubtful accounts if necessary. No allowance for doubtful accounts has been recorded at the end of the first quarter and no losses have been experienced throughout the year. Significant deterioration in the status of any one of our major customers could materially change this estimate.

Inventories

Coal inventories are valued at the lower of average production cost or net realizable value. Net realizable value is based on trends in coal prices at the end of the period.

Mine supplies are recorded at the lower of average cost or replacement cost.

Asset impairment

We evaluate long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. A long-lived asset is considered to be impaired if the total undiscounted estimated future cash flows are less than the carrying value of the asset. The amount of the impairment is determined based on discounted estimated future cash flows. Future cash flows are determined based on management's estimates of future results relating to the long-lived assets. These estimates include various assumptions, which are updated on a regular basis as part of the internal planning process.

We regularly review our investments to determine whether a permanent decline in the fair value below the carrying value has occurred. In determining whether a permanent decline has occurred, management considers a number of factors that would be indicative of a permanent decline including (i) a prolonged decrease in the fair value below the carrying value, (ii) severe or continued losses in the investment and (iii) various other factors such as liquidity which may be indicative of a decline in value of the investment. The consideration of these factors requires management to make assumptions and estimates about future financial results of the investment. These assumptions and estimates are updated by management on a regular basis.

Asset retirement obligations

We have estimated asset retirement obligations, which we believe will meet current regulatory requirements. The future obligations are estimated by us using closure plans and other similar studies which outline the requirements that will be carried out to meet the obligations. Because the obligations are dependent on the laws and regulations of Canada and its provinces, the requirements could change resulting from amendments in the laws and regulations. Because the estimate of obligations is based on future expectations, a number of assumptions and judgments are made by management in the determination of these provisions.

Income taxes

The determination of our ability to utilize tax loss carry forwards to offset future income taxes payable requires management to exercise judgment and make certain assumptions about the future performance of LEP. Changes in economic conditions and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilizing the losses.

Post-retirement benefits

The determination of the cost and obligations associated with employee future benefits requires the use of various assumptions. We must select assumptions such as the expected return on assets available to fund pension obligations, the discount rate to measure obligations, the projected age of employees upon retirement, and the expected rate of future compensation. These assumptions are re-evaluated each year, and variations between actual results and the results based on the assumptions for any period will affect reported amounts in future periods. We retain independent actuarial experts to prepare the calculations and to advise on the selection of assumptions.

CHANGES IN ACCOUNTING POLICIES AND ESTIMATES

During the last year, we have adopted several new accounting pronouncements from the Canadian Institute of Chartered Accountants ("CICA"). The highlights of the impact on the financial statements of the new pronouncements are as follows.

Interim Financial Statements

Effective June 30, 2004, the CICA revised Section 1751, Interim Financial Statements, which requires disclosure in interim financial statements of benefit costs as determined by Section 3461, Employee Future Benefits. The new disclosures are provided in note 8 of the notes to the consolidated financial statements.

Consolidation of Variable Interest Entities

On January 1, 2005, we adopted AcG-15, Consolidation of Variable Interest Entities. The CICA issued Accounting Guideline No. 15, Consolidation of Variable Interest Entities, ("AcG-15"), in order to address the consolidation of variable interest entities ("VIEs"). VIEs are entities that have insufficient equity and/or their equity investors lack one or more of the specified essential characteristics of a controlling financial interest. The guideline provides specific guidance for determining when an entity is a VIE and when it should be consolidated. Every enterprise that has a contractual, ownership, or other financial interest in or with any entity, special-purpose or otherwise, must determine whether that interest exposes the enterprise to expected losses or expected residual gains of the entity in or with which it has that interest. If the entity is a VIE, the enterprise with the majority of the expected losses or expected residual returns consolidates the VIE. In January 2004, the Accounting Standards Board in Canada amended AcG-15 so that it conformed to FASB Interpretation 46R ("FIN 46R") in the United States. AcG-15 applies to any annual or interim financial period beginning on or after November 1, 2004 for all public enterprises. We have thoroughly assessed the implications of this Guideline and have concluded that the adoption of this Guideline does not have an impact on the LEP financial statements.

Asset Retirement Obligations

In March 2003, the CICA issued new accounting rules dealing with asset retirement obligations, which came into effect for fiscal years beginning on or after January 1, 2004. This change in accounting policy was applied retroactively and accordingly, the financial statements of prior periods were restated. The rules address financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development, and use of the asset. The rules require that the estimated fair value of an asset retirement obligation be recognized as a liability in the period incurred. A corresponding amount is added to the carrying amount of the associated asset and depreciated over the asset's useful life. The liability is accreted over time through charges to earnings to reflect changes in its present value. This differs from the previous practice, which involved accruing for the estimated reclamation, site restoration, and mine closure liability through charges to earnings on a unit of production basis over the expected life of each mine's reserves.

As required by the CICA, this policy was implemented by us on January 1, 2004, on a retroactive basis. The impact of the adoption of this accounting policy on prior year amounts is disclosed in note 2 of the notes to the consolidated financial statements.

Change in Estimated Useful Lives

Concurrent with the implementation of the new accounting rules related to asset retirement obligations, we undertook a comprehensive review of the estimated useful lives of capital assets. This review has been finalized and resulted in depreciation and amortization of capital assets being reduced by $2.7 million during the first quarter of 2005 and $10.6 million for the 2004 calendar year.

Revenue Recognition

In December 2003, the CICA issued EIC Abstract 141, Revenue Recognition, which incorporates the principles and summarizes the guidance in the U.S. Securities and Exchange Commission Staff Accounting Bulletin 101, Revenue Recognition in Financial Statements. The abstract also provides interpretative guidance on the application of CICA Handbook Section 3400, Revenue. The abstract has been applied prospectively commencing January 1, 2004. The adoption of this abstract had no impact on the financial statements.

Generally Accepted Accounting Principles

CICA Handbook Section 1100, Generally Accepted Accounting Principles, was issued in October 2003, and is effective for fiscal years beginning January 1, 2004. The section establishes standards for financial reporting in accordance with generally accepted accounting principles ("GAAP") and clarifies the relative authority of various accounting pronouncements and other sources within GAAP. There was no impact to the financial statements in adopting this new standard.

General Standards of Financial Statement Presentation

In July 2003, the CICA issued Section 1400, General Standards of Financial Statement Presentation, which is effective for fiscal years beginning on January 1, 2004. This standard clarifies what constitutes fair presentation in accordance with GAAP, which involves providing sufficient information in a clear and understandable manner about certain transactions or events of such size, nature and incidence that their disclosure is necessary to understand our financial statements. This standard is reflected in the consolidated financial statements and there are no material differences as a result of the implementation.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The following table presents a summary of our long-term debt and other commitments including payment due date for each of the next five fiscal years and thereafter:

                                                      LESS THAN 1                                 MORE THAN 5
                                              TOTAL       YEAR      2 TO 3 YEARS   4 TO 5 YEARS      YEARS
                                             ------   -----------   ------------   ------------   -----------
                                                             (IN MILLIONS OF CANADIAN DOLLARS)
Long-term debt (excluding capital lease,
   pension, and other obligations)           $559.7      $32.4         $ 64.9         $ 64.9         $397.5
Obligations under capital leases               36.6        8.9           15.4           12.3             --
Operating leases                               22.3        4.1           10.3            7.9             --
Pension funding                                13.7        2.5            5.4            5.8             --
Asset retirement obligations (undiscounted
   cash flow)                                 148.0       13.4           13.9           19.3          101.4
Pension deficit obligation                      3.1        1.0            2.1             --             --
                                             ------      -----         ------         ------         ------
                                             $783.4      $62.3         $112.0         $110.2         $498.9
                                             ======      =====         ======         ======         ======

Long-term Debt

Long-term debt includes US$275 million of unsecured senior notes issued by LCL on October 10, 2001, bearing interest at 9.75% per annum, payable on October 15, 2011.

Payment obligations are not discounted and include related interest.

Obligations under Capital Lease

Obligations under capital leases on specific mining equipment bear interest at rates ranging from 4.6% to 6.6%, with a weighted average interest rate of 5.2%. These capital leases mature between 2005 and 2009 and are repayable by blended monthly payments of principal and interest.

Payment obligations are not discounted and include related interest.

Other Leases

We have long-term operating leases for office space, vehicles and equipment.

Pension Funding

Pension funding amounts represent our anticipated contributions to defined benefit pension plans over the next 5 years.

Asset Retirement Obligations

Asset retirement obligations payments have not been discounted.

Pension Deficit Obligation

The pension deficit obligation relates primarily to obligations under the Line Creek defined benefit pension plans, which were under funded at the date of sale to Fording Canadian Coal Trust. Following the completion of an actuarial valuation, the total obligation was determined to be $5.2 million. This amount is repayable in equal installments over 5 years and outstanding amounts bear interest at 6.5% per annum. The first two installments of $1.0 million were paid during the second quarter of 2004 after the finalization of the actuarial valuation.

Payment obligations are not discounted and include related interest.

OFF BALANCE SHEET ARRANGEMENTS

Financial Instruments

Most sales to the export market are transacted in US dollars and therefore are sensitive to foreign exchange exposure when commitments to deliver coal are quoted in a foreign currency. Derivative financial instruments are not used to manage LEP's exposure to fluctuations in foreign exchange rates.

Guarantees

During 2003, we adopted the CICA Accounting Guideline 14, Disclosure of Guarantees. This policy requires the disclosure of information regarding certain types of guarantee contracts that require payments contingent on specified types of future events. All significant guarantee contracts are disclosed within the notes to the annual consolidated financial statements.

     In conjunction with the disposition of the metallurgical coal assets (as described in note 4 of our consolidated financial statements), LEP retained certain liabilities in respect of the metallurgical coal assets. These included:

     - Site restoration liabilities for certain closed mines and previously mined areas. These extend for an unlimited period of time and the maximum potential liability depends upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. These liabilities were settled in 2004 as a result of the June 18, 2004 settlement agreement. As part of the settlement, the Corporation was required to pay $1.6 million to completely settle this matter.

     - Severance liabilities for employees in anticipation of the permanent shutdown of the Luscar mine in combination with a decision not to proceed with the Cheviot project. These extend to February 2005, up to a maximum of approximately $2.2 million. In the fourth quarter of 2004, the Corporation's residual liability was removed reflecting the commencement of production from the Cheviot lands during this period and LEP has no further obligation with respect to this matter.

     - Employment liabilities for former employees arising from operations prior to the transfer and severance obligations for other former employees not hired by the purchaser, for which no liability has been recorded by LEP.

     - General indemnities were given for negligence and claims arising prior to the transfer. In addition, indemnities were provided to the purchaser and a joint venture partner in respect of a transfer of a portion of the metallurgical coal assets between entities controlled by LCL immediately preceding the closing of the Fording Arrangement. The indemnities extend for an unlimited period of time and the maximum potential liability cannot be determined at this time. No amounts have been accrued with respect to these indemnities.

In connection with a borrowing facility, we have provided an indemnity in respect of transactions related to the extension of credit and environmental indemnities in respect of our properties to the lender. The indemnities extend for an unlimited period of time and the maximum potential liability cannot be determined at this time. No amounts have been accrued with respect to these indemnities.

As a result of the Manalta Coal acquisition in 1998, Luscar assumed an indemnity agreement for a subsidiary of Manalta called Chinook Coals that was the grantor of an indemnity agreement on a land sale to Sarcee Holdings. The agreement stipulates that Chinook Coals will assume any responsibility or liability for the mine shaft and mine site that is underneath the land that was sold; as well as indemnifying Sarcee Holdings for any current or future claims that could arise - effectively the buyer is fully released from any responsibility therefore. This agreement is valid and enforceable until 2086. No amounts have been accrued with respect to these indemnities.

An environmental indemnity was included as part of the asset sales agreement, when we sold the Specialty Products division in September 2003. We, as the vendor, have indemnified the purchaser of and from any and all damages, losses, obligations and liabilities which may be suffered or incurred as a result of any environmental contamination or condition that existed prior to the Closing date of the sale. This indemnity exists regardless of whether the condition is known to the parties at the time of agreement or not. An environmental site assessment was completed prior to the sale in order to provide a base line of environmental conditions in order to provide some clarity and support for the indemnity. No amounts have been accrued with respect to these indemnities.

RELATED PARTY TRANSACTIONS

LEP and Sherritt International Corporation ("Sherritt") are parties to an administration agreement under which we appointed Sherritt to be our exclusive manager for a period ending December 31, 2011, unless terminated earlier. The administration agreement delegates to Sherritt responsibility over our day-to-day administration, except that such delegation will not reduce or derogate from the authority of the management committee of LEP. Sherritt must be specifically authorized by us to enter into any agreements or arrangements purporting to bind us. We pay Sherritt an administration fee equal to Sherritt's reasonable direct costs and expenses plus 10%. We may terminate the agreement on six months notice to Sherritt, or 30 days notice in the event of a default, breach, misrepresentation or liquidation by Sherritt.

The total value of goods and services expensed under the administration agreement in the first quarter of 2005 amounted to $0.1 million. Amounts owing to Sherritt under the agreement at March 31, 2005 total $0.1 million (December 31, 2004 - payable of $0.4 million). Other amounts due from Sherritt and the Ontario Teachers' Pension Plan Board total $1.6 million (December 31, 2004 - nil), for a net receivable from related parties of $1.5 million (December 31, 2004 - payable of $0.4 million).

                                             AS AT MARCH 31,   AS AT DECEMBER 31,
                                                  2005                2004
                                             ---------------   ------------------
DUE FROM (TO) RELATED PARTIES
Due to Sherritt under management agreement        (0.1)              (0.4)
Due from Sherritt                                  0.8                 --
Due from Ontario Teachers Pension Plan             0.8                 --
                                                  ----               ----
                                                   1.5               (0.4)
                                                  ====               ====

CONTROLS AND PROCEDURES

We have evaluated the effectiveness of the design and operation of our disclosure controls and procedures for the accurate and timely reporting of required information about us and our consolidated subsidiaries. Such evaluations were performed under the supervision of management, including the chief executive officer and chief financial officer, of each entity. We have concluded that our respective disclosure controls and procedures were effective as at March 31, 2005.

FORWARD-LOOKING INFORMATION

This interim report contains certain forward-looking statements such as statements within the meaning of the Private Securities Litigation Reform Act of 1995 (United States) relating to but not limited to LEP's expectations, intentions, plans, and beliefs. Forward-looking statements generally can be identified by the use of statements that include phrases such as "believe", "expect", "anticipate", "intend", "plan", "likely", "will" or other similar words or phrases. Similarly, statements that describe our expectations with respect to production and sales volumes, operating costs, productivity, profitability, depreciation and amortization, capital expenditures, coal markets, rail service, demand and pricing, effective tax rates, the Bow City power project, the coal gasification project, plans or goals are or may be forward-looking statements. Actual results may differ materially from results expressed or implied by these forward-looking statements because of various factors including (i) the risk factors set forth in our 2003 annual report Form 20-F filed June 30, 2004 with the Securities and Exchange Commission, (ii) changes in the coal markets, including with respect to price and demand, (iii) our current cost or productivity estimates may change or prove incorrect, (iv) our initiation of opportunity capital projects not included in our current plans, (v) changes in the amount of cash available for capital asset purchases, and (vi) rating agency decisions and other future financing developments. The forward-looking statements included in this interim report are made as of the date of this report. We caution against placing undue reliance on forward-looking statements, which necessarily reflect current beliefs and are based on current (and perhaps evolving) information. We undertake no obligations to revise forward looking statements to reflect future events, changed circumstances, or changed beliefs.

CORPORATE OVERVIEW

LEP, formed on February 20, 2001, is a 50/50 general partnership between subsidiaries of Sherritt and the Ontario Teachers' Pension Plan Board. LEP owns LCL, which in turn owns Luscar Ltd. ("Luscar"). Luscar is Canada's largest producer of coal and operates ten thermal coal mines in Alberta and Saskatchewan. The mines we operate produce approximately 40 million tonnes of coal. Most of the coal produced is sold, under long-term coal supply agreements, to adjacent electric power stations in Alberta and Saskatchewan. These stations generate most of the electric power in these two provinces. We ship a lesser portion of our coal production to customers in Ontario and overseas and we also produce char which is sold to charcoal briquette manufacturers.

In October 2001, LCL issued U.S. $275 million of 9.75% Senior Notes due October 15, 2011, which are guaranteed as to principal and interest by LEP.

Readers may access other information about LEP, including the annual Form 20-F for the year ended December 31, 2003, and other disclosure documents, reports, statements or other information that LEP files with the U.S. Securities and Exchange Commission through EDGAR at www.sec.gov/edgar or at Luscar's web site at www.luscar.com. Information on our web site is not a part of this interim report and is not incorporated by reference in this interim report.

For further information contact:

Deanna Horton
Luscar Energy Partnership
(416) 935-2468

www.luscar.com

LUSCAR ENERGY PARTNERSHIP

                           CONSOLIDATED BALANCE SHEETS
                                   (UNAUDITED)

                                                            AS AT         AS AT
                                                          MARCH 31,   DECEMBER 31,
                                                            2005          2004
                                                         ----------   ------------
(in thousands of Canadian dollars)
ASSETS
CURRENT
   Cash and cash equivalents                             $   19,011   $   17,218
   Accounts receivable                                       56,948       52,221
   Due from related parties [note 10]                         1,480           --
   Income taxes recoverable                                   1,269        1,269
   Future income taxes                                        3,573        4,850
   Inventories                                               48,543       40,005
   Overburden removal costs                                   3,604        2,687
   Prepaid expenses                                           1,604        2,310
                                                         ----------   ----------
                                                            136,032      120,560
Capital assets [notes 2 & 9]                              1,330,704    1,346,249
Other assets                                                 27,421       27,905
                                                         ----------   ----------
                                                         $1,494,157   $1,494,714
                                                         ==========   ==========

LIABILITIES AND SHAREHOLDERS' DEFICIT
CURRENT
   Credit facility [note 4]                              $   12,000   $   12,000
   Trade accounts payable and accrued charges                30,432       41,229
   Accrued interest payable                                  14,876        6,686
   Accrued payroll and employee benefits                      9,071        9,994
   Income taxes payable                                         495          495
   Current portions of:
      Long-term debt [note 4]                                 8,451        7,796
      Asset retirement obligations [notes 2 & 9]             17,638       23,576
   Due to Sherritt International Corporation [note 10]           --          402
                                                         ----------   ----------
                                                             92,963      102,178
Accrued pension obligations                                   5,738        6,058
Long-term debt [note 4]                                     359,934      355,099
Asset retirement obligations [notes 2 & 9]                   83,938       76,707
Future income taxes                                         325,824      332,710
                                                         ----------   ----------
                                                            868,397      872,752
PARTNERS' EQUITY
   Partners' equity                                         625,760      621,962
                                                         ----------   ----------
                                                         $1,494,157   $1,494,714
                                                         ==========   ==========

See accompanying notes

LUSCAR ENERGY PARTNERSHIP

            CONSOLIDATED STATEMENTS OF EARNINGS AND PARTNERS' EQUITY
                                   (UNAUDITED)

                                                             THREE MONTHS ENDED
                                                                 MARCH 31,
                                                            -------------------
                                                              2005       2004
                                                            --------   --------
(in thousands of Canadian dollars)
REVENUE [NOTE 3]                                            $125,762   $126,486
EXPENSES AND OTHER INCOME
   Cost of sales                                              83,307     87,910
   Selling, general and administrative expenses                2,859      4,055
   Depreciation and amortization                              26,556     24,593
   Asset retirement obligations accretion [note 9]             1,742      1,819
   Foreign currency translation loss [note 5]                  1,489      4,978
   Interest expense [note 6]                                   9,264     11,726
   Other income [note 7]                                      (2,356)    (1,632)
                                                            --------   --------
EARNINGS (LOSS) BEFORE TAXES                                   2,901     (6,963)
Income tax recovery                                           (4,897)   (17,488)
                                                            --------   --------
NET EARNINGS FOR THE PERIOD                                    7,798     10,525
Partners' equity, beginning of period                        621,962    620,022
Distribution to partners                                      (4,000)        --
                                                            --------   --------
PARTNERS' EQUITY, END OF PERIOD                             $625,760   $630,547
                                                            ========   ========

See accompanying notes

LUSCAR ENERGY PARTNERSHIP

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)

                                                                  THREE MONTHS ENDED
                                                                       MARCH 31,
                                                                 --------------------
                                                                    2005       2004
                                                                 ---------   --------
(in thousands of Canadian dollars)
OPERATING ACTIVITIES
Net earnings for the period                                      $  7,798    $ 10,525
Non-cash items:
   Depreciation and amortization                                   26,556      24,593
   Asset retirement obligations accretion [note 9]                  1,742       1,819
   Future income taxes                                             (5,609)    (18,301)
   Foreign currency translation loss [note 5]                       1,480       5,000
   Gain on disposal of capital assets [note 7]                     (1,626)     (1,413)
   Gain on settlement of asset retirement obligations [note 7]       (616)       (912)
   Pension (income) expense in excess of funding [note 7]            (238)        226
   Other                                                              218        (845)
Asset retirement obligations costs                                 (2,003)     (3,138)
Change in non-cash working capital                                (18,816)     (8,686)
                                                                 --------    --------
                                                                    8,886       8,868
                                                                 --------    --------
INVESTING ACTIVITIES
Capital asset purchases                                            (2,609)     (1,520)
Proceeds on disposal of capital assets                              1,786       1,602
Other assets                                                         (706)         --
                                                                 --------    --------
                                                                   (1,529)         82
                                                                 --------    --------
FINANCING ACTIVITIES
Repayments of long-term debt [note 4]                              (1,734)       (725)
Distribution to partners                                           (4,000)         --
                                                                 --------    --------
                                                                   (5,734)       (725)
                                                                 --------    --------

Change in cash position                                             1,623       8,225
Foreign currency translation loss (gain) [note 5]                     170         (22)
Cash position, beginning of period                                  5,218       9,750
                                                                 --------    --------
Cash position, end of period                                     $  7,011    $ 17,953
                                                                 ========    ========
Cash position consists of:
   Cash and cash equivalents                                     $ 19,011    $ 29,953
   Credit facility                                                (12,000)    (12,000)
                                                                 --------    --------
Cash position, end of period                                     $  7,011    $ 17,953
                                                                 ========    ========
Interest paid                                                    $  1,176    $    980
Income taxes paid                                                $    712    $    813

See accompanying notes

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        THREE MONTHS ENDED MARCH 31, 2005
                                   (Unaudited)

1.   BASIS OF PRESENTATION

The quarterly consolidated financial statements presented herein are unaudited. The statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and follow the same accounting policies as the audited December 31, 2003 annual consolidated financial statements and related notes contained in the Luscar Energy Partnership ("LEP") and Luscar Coal Ltd. ("LCL") Form 20-F filed June 30, 2004 with the United States Securities and Exchange Commission ("SEC"), except as described in note 2, but do not contain certain disclosures required by GAAP for annual statements. Readers should be cautioned that interpretation of annual financial results without a full set of accompanying notes could be misleading. All amounts are in thousands of Canadian dollars unless otherwise stated.

2.   CHANGES IN ACCOUNTING POLICIES AND ESTIMATES

     INTERIM FINANCIAL STATEMENTS

Effective June 30, 2004, the Canadian Institute of Chartered Accountants ("CICA") revised Section 1751, Interim Financial Statements, which requires certain disclosures in interim financial statements of benefit costs as determined by Section 3461, Employee Future Benefits. These disclosures are provided in note 8.

     ASSET RETIREMENT OBLIGATIONS (SEE NOTE 9)

In March 2003, the CICA issued new accounting rules dealing with asset retirement obligations, which come into effect for fiscal years beginning on or after January 1, 2004. This change in accounting policy was applied retroactively and accordingly, the financial statements of prior periods were restated. The rules address financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development, and use of the asset. The rules require that the estimated fair value of an asset retirement obligation be recognized as a liability in the period incurred. A corresponding amount is added to the carrying amount of the associated asset and depreciated over the asset's useful life. The liability is accreted over time through charges to earnings to reflect changes in its present value. This differs from the previous practice, which involved accruing for the estimated reclamation, site restoration, and mine closure liability through charges to earnings on a unit of production basis over the expected life of each mine's reserves. This accounting policy was implemented on January 1, 2004 on a retroactive basis with restatement of prior periods.

     CHANGE IN ESTIMATED USEFUL LIVES

Concurrent with the implementation of the new accounting rules related to asset retirement obligations, LEP undertook a comprehensive review of the estimated useful lives of capital assets. As a result of this review, the depreciation and amortization of capital assets was reduced resulting in a reduction of $2,656 during the first quarter of 2005 and $10,623 for the 2004 calendar year.

     IMPAIRMENT AND DISPOSAL OF LONG LIVED ASSETS AND DISCONTINUED OPERATIONS

In 2002, the CICA issued Section 3063, Impairment of Long-lived Assets, and
Section 3475, Disposal of Long Lived Assets and Discontinued Operations, to harmonize with Statement of Financial Accounting Standard No. 144. Section 3063 is effective for fiscal years beginning on or after April 1, 2003 and establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets. Section 3475 applies to disposal activities initiated by an enterprise's commitment on or after May 1, 2003 and establishes standards for the recognition, measurement, presentation and disclosure of the disposal of long-lived assets and discontinued

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        THREE MONTHS ENDED MARCH 31, 2005
                                   (Unaudited)

operations. There were no significant impairment losses recorded in respect of long-lived assets and discontinued operations in the current period.

     REVENUE RECOGNITION

In December 2003, the CICA issued EIC Abstract 141, Revenue Recognition, which incorporates the principles and summarizes the guidance in the U.S. Securities and Exchange Commission Staff Accounting Bulletin 101, Revenue Recognition in Financial Statements. The abstract also provides interpretative guidance on the application of CICA Handbook Section 3400, Revenue. The abstract has been applied prospectively commencing January 1, 2004. The adoption of this abstract had no impact on these financial statements.

     GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

CICA Handbook Section 1100, Generally Accepted Accounting Principles, was issued in October 2003, and is effective for fiscal years beginning January 1, 2004. The section establishes standards for financial reporting in accordance with GAAP and clarifies the relative authority of various accounting pronouncements and other sources within GAAP. There was no impact to these financial statements in adopting this new standard.

     GENERAL STANDARDS OF FINANCIAL STATEMENT PRESENTATION

In October 2003, the CICA issued Section 1400, General Standards of Financial Statement Presentation, which is effective for fiscal years beginning on January 1, 2004. This standard clarifies what constitutes fair presentation in accordance with GAAP, which involves providing sufficient information in a clear and understandable manner about certain transactions or events of such size, nature and incidence that their disclosure is necessary to understand LEP's financial statements. This standard is reflected in these financial statements and there are no material differences as a result of the implementation.

3.   REVENUES

LEP owns and operates surface mines located in western Canada, producing coal for consumption by domestic and foreign customers. LEP's mining operations are accounted for as one segment having similar economic and operating characteristics, customers and operations, and have been aggregated for the purpose of revenue reporting. Revenue from discontinued operations has been removed.

Disclosures with respect to export and domestic sales are as follows:

                                                      THREE MONTHS ENDED
                                            -------------------------------------
                                              MARCH 31, 2005      MARCH 31, 2004
                                            -----------------   -----------------
(in thousands of Canadian dollars except      SALES               SALES
volumes which are in thousands of tonnes)    REVENUE   TONNES    REVENUE   TONNES
                                            --------   ------   --------   ------
Export                                      $ 14,879      231   $ 16,236      343
Domestic                                     110,883    9,690    110,250    9,768
                                            --------    -----   --------   ------
                                            $125,762    9,921   $126,486   10,111
                                            ========    =====   ========   ======

Export coal sales are generally denominated in United States dollars.

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        THREE MONTHS ENDED MARCH 31, 2005
                                   (Unaudited)

Revenues are derived from significant customers and in some cases substantially all production from a particular mine is sold to one customer. The number of customers, each accounting for more than 10% of revenue for the periods indicated below, is as follows:

                                                 THREE MONTHS ENDED
                                     -----------------------------------------
                                        MARCH 31, 2005        MARCH 31, 2004
                                     -------------------   -------------------
                                      SALES    NUMBER OF    SALES    NUMBER OF
(in thousands of Canadian dollars)   REVENUE   CUSTOMERS   REVENUE   CUSTOMERS
                                     -------   ---------   -------   ---------
Major Customers                      $84,984       3       $86,950       3

Credit risks are minimized to the extent that customers include major domestic utilities and that accounts receivable on export sales are generally insured under Canadian government export receivables insurance programs or secured by letters of credit.

4.   LONG-TERM DEBT

                                                          AS AT        AS AT
                                                        MARCH 31,   DECEMBER 31,
                                                           2005         2004
                                                        ---------   ------------
Senior notes, at issue date                             $429,660      $429,660
Cumulative foreign currency translation
   gain since issue date                                 (97,020)      (98,670)
                                                        --------      --------
Senior notes, at balance sheet date                      332,640       330,990
Capital lease obligations                                 32,625        28,785
Pension deficit obligation                                 3,120         3,120
                                                        --------      --------
Long-term debt                                           368,385       362,895
Current portion of long-term debt                         (8,451)       (7,796)
                                                        --------      --------
                                                        $359,934      $355,099
                                                        ========      ========

Effective February 4, 2004, LEP and LCL signed a senior credit agreement with a syndicate of Canadian chartered banks consisting of a revolving 364 day operating credit facility that permits maximum aggregate borrowings of $115,000, subject to a borrowing base, which included accounts receivable, coal inventories, a $25,000 charge on a dragline, and a general assignment of LCL's assets. The facility was split into two tranches, the Reclamation Letter of Credit ("LC") facility and the Working Capital facility. Up to $65,000 of reclamation letters of credit can be issued under the Reclamation LC facility. To date $50,609 of letters of credit, providing reclamation security, have been issued. Under the Working Capital facility, up to $50,000 in advances may be made, including up to $25,000 in letters of credit. As at March 31, 2005, $12,000 in cash and $1,550 in letters of credit had been drawn against this facility. Interest rates payable or advances under the facility are based on prime lending rates plus interest rate margins ranging from 0.25% to 1.25% depending on LEP's ratio of debt to operating earnings before interest, taxes, depreciation and amortization ("EBITDA"). The senior credit agreement was renewed January 31, 2005 under substantially the same terms.

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        THREE MONTHS ENDED MARCH 31, 2005
                                   (Unaudited)

Prior to the replacement of the credit facilities, as indicated above, LEP and LCL were party to a senior credit agreement with a syndicate of Canadian chartered banks consisting of a revolving 364 day operating credit facility that permits maximum aggregate borrowings of $100,000, subject to a borrowing base, which included accounts receivable, coal inventories and a $25,000 charge on a dragline. Up to $75,000 of the credit facility was available to secure letters of credit. Interest rates payable or advances under the facility were based on prime lending rates plus interest rate margins ranging from 0.25% to 1.25% depending on LEP's ratio of debt to EBITDA. In November 2003, the senior credit agreement was extended until February 29, 2004 under the same terms and conditions and then replaced February 4, 2004.

Prior to the replacement of the credit facilities, as indicated above, and as a result of the acquisition of the new thermal coal assets effective October 17, 2003, LEP and LCL assumed SCAI's senior credit agreement with a Canadian chartered bank, consisting of a 364 day operating credit facility that permitted maximum aggregate borrowings of $15,000, guaranteed by a partner of LEP. In November 2003, this facility was extended until February 29, 2004 under the same terms and conditions and then replaced February 4, 2004.

Capital leases for new equipment totaling $5,574 were entered into during the quarter as part of the long-term mine support equipment agreement LEP entered into with Finning (Canada) a division of Finning International Inc. and Kramer Ltd., which involves the leasing of equipment as part of a plan to reduce the maintenance costs and increase equipment utilization.

Obligations under capital lease on specific mining equipment bear interest rates ranging from 4.58% to 6.59%, with a weighted average interest rate of 5.16%. These capital leases mature between 2005 and 2009 and are repayable by blended monthly payments of principal and interest.

The pension deficit obligation relates to obligations under the Line Creek defined benefit pension plan, which was under funded at the date of sale from LCL. Following the completion of an actuarial valuation, the total obligation was determined to be $5,200. This amount is repayable in equal installments over 5 years and outstanding amounts bear interest at 6.5% per annum. The first two installments of $1,040 were paid during the second quarter of 2004, after the finalization of the actuarial valuation.

5.   FOREIGN CURRENCY TRANSLATION

Foreign currency translation gains and losses consist of the following:

                                                              THREE MONTHS ENDED
                                                                   MARCH 31,
                                                              ------------------
(in thousands of Canadian dollars)                              2005     2004
                                                               ------   ------
Foreign currency translation (gain) loss on:
Senior notes                                                   $1,650   $4,978
US dollar cash balances                                          (170)      22
Working capital balances                                            9      (22)
                                                               ------   ------
                                                               $1,489   $4,978
                                                               ======   ======

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        THREE MONTHS ENDED MARCH 31, 2005
                                   (Unaudited)

6.   INTEREST EXPENSE

Interest expense consists of the following:

                                                              THREE MONTHS ENDED
                                                                  MARCH 31,
                                                              ------------------
(in thousands of Canadian dollars)                              2005     2004
                                                               ------   ------
Senior notes                                                   $8,220   $ 8,886
Promissory notes net of sinking fund interest income               --     1,414
Capital leases                                                    405       152
Reclamation security                                              388       648
Other interest expense                                            251       626
                                                               ------   -------
                                                               $9,264   $11,726
                                                               ======   =======

7.   OTHER INCOME

Other (income) expense consists of the following:

                                                              THREE MONTHS ENDED
                                                                  MARCH 31,
                                                              ------------------
(in thousands of Canadian dollars)                              2005      2004
                                                              -------   -------
Gain on disposal of assets                                    $(1,626)  $(1,413)
Gain on settlement of asset retirement obligations               (616)     (858)
Net pension plan (recovery) expense                              (238)      226
Deferred exploration expense                                      223       145
Recovery of reclamation services                                   46        --
Other (income) expenses                                          (145)      268
                                                              -------   -------
                                                              $(2,356)  $(1,632)
                                                              =======   =======

Net pension plan expense excludes certain current service and other costs, which are included in cost of sales.

8.   EMPLOYEE FUTURE BENEFITS

LEP sponsors defined benefit and defined contribution pension arrangements covering substantially all of its employees. The majority of its employees are members of defined contribution plans; however, unionized employees at two mines are members of active defined benefit pension plans. LEP has several other defined benefit pension plans, in which most members have elected to convert their entitlement to defined contribution plans. LEP uses actuarial reports and updates prepared by independent actuaries for funding and accounting purposes. LEP has no other retirement or post-employment benefits.

LEP's pension expense for the first quarter of 2005 was $999 (2004 - $1,247). Total pension expense includes current service costs, interest costs, amortization, allowances and other costs; some of which are included in other income and others which are included in cost of sales.

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        THREE MONTHS ENDED MARCH 31, 2005
                                   (Unaudited)

9.   ASSET RETIREMENT OBLIGATIONS

Our estimates of future asset retirement obligations are based on reclamation standards that meet regulatory requirements. Elements of uncertainty in estimating these amounts include potential changes in regulatory requirements, decommissioning and reclamation alternatives, and amounts to be recovered from other parties. Future reclamation, site restoration, and mine closure costs are estimated to be $147,993. LEP technical personnel review these estimates annually or more frequently as required by regulatory agencies. In connection with future reclamation, site restoration, and mine closure costs, LEP has provided financial assurances of $50,609 in the form of letters of credit to satisfy current regulatory requirements.

The following are reconciliations of the beginning and ending liabilities for asset retirement obligations for the periods shown.

                                                    THREE MONTHS ENDED    YEAR ENDED
                                                         MARCH 31,       DECEMBER 31,
(in thousands of Canadian dollars)                         2005              2004
                                                    ------------------   ------------
Asset retirement obligations, beginning of period        $100,283          $108,338
Additional liabilities incurred                             2,170            10,205
Accretion expense                                           1,742             7,104
Liabilities settled                                        (2,619)          (26,875)
Revisions in estimated cash flows                              --             1,511
                                                         --------          --------
Asset retirement obligations, end of period              $101,576          $100,283
Less current portion                                      (17,638)          (23,576)
                                                         --------          --------
                                                         $ 83,938          $ 76,707
                                                         ========          ========

Key assumptions on which the carrying amount of the asset retirement obligations are based are as follows:

     (i)  Total undiscounted amount of the estimated cash flow - $147,993

     (ii) Expected timing of payment of cash flows is based on the life of mine plans and will be incurred between the current period and 2053.

     (iii) Asset retirement obligations are recognized when incurred and recorded as liabilities at fair value assuming a credit-adjusted risk-free rate of approximately 6 per cent on average.

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        THREE MONTHS ENDED MARCH 31, 2005
                                   (Unaudited)

10.  RELATED PARTY TRANSACTIONS

LEP has undertaken to compensate Sherritt for administration services at Sherritt's direct cost plus 10 percent and to reimburse both Sherritt and Teachers' for all third-party costs incurred in connection with LEP. During the first quarter, LEP incurred $93 for such services and costs which are included in selling, general and administrative expenses.

At March 31, 2005, LEP has an amount payable related to this agreement of $154 (December 31, 2004 - payable of $402). At March 31, 2005, LEP has other amounts owing from related parties of $1,634 (December 31, 2004 - nil) resulting in a net receivable of $1,480 (December 31, 2004 - payable of $402)

                                             AS AT MARCH 31,   AS AT DECEMBER 31,
                                                  2005               2004
                                             ---------------   ------------------
DUE FROM (TO) RELATED PARTIES
Due to Sherritt under management agreement         (154)              (402)
Due from Sherritt                                   817                 --
Due from Ontario Teachers Pension Plan              817                 --
                                                  -----               ----
                                                  1,480               (402)
                                                  =====               ====

11.  COMMITMENTS AND CONTINGENCIES

LEP is committed to future annual lease payments in respect of its operating leases for office space, equipment and vehicles. Minimum payments for the next five years are as follows:

(in thousands of Canadian dollars)
2005                                 $ 4,119
2006                                   5,179
2007                                   5,137
2008                                   5,137
2009                                   2,747
Thereafter                                --
                                     -------
                                     $22,319
                                     =======

The original financed amount of the equipment currently being leased through operating leases by LEP is $26,004 as at March 31, 2005 (March 31, 2004 - nil).

Additionally, LEP is committed to the acquisition under capital lease of equipment worth $4,325, which will arrive during the second quarter of 2005.


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